CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: that at a meeting of the Board of Directors of What Tax Form, PBC resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the First Article thereof so that, as amended, said First Article shall be and read as follows:

"The name of this Corporation is SimpleForms, PBC."

SECOND: that said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 30th day of May, 2017.

By:
_____
Emily Rotolo, President